UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 55787 / May 21, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12621

In the Matter of
 	
Marex.com, Inc.,
    (n/k/a Marex, Inc.,)
Modern Computer Systems, Inc.,
Panther Telecommunications Corp.,
Royal Casket Distribution Corp.,
Schoolwurks, Inc.,
SkyWay Communications Holding Corp.,
and
South Beach Concepts, Inc.
    (n/k/a Global Franchise Concepts,
    Inc.,)
 	
Respondents.
	CORRECTED
	ORDER MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO SKYWAY COMMUNICATIONS HOLDING CORP.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by SkyWay Communications Holding Corp. ("SkyWay" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on April 24, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which is admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to SkyWay Communications Holding Corp. ("Order"), as set forth below.

III.

On the basis of this Order and the Respondent's Offer, the Commission finds[1]:

      1.   SkyWay, (CIK 1128723), is a Florida corporation located in Clearwater, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SkyWay filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in June 14, 2005 (Case No. 8:05-bk-11953-PMG) in the United States Bankruptcy Court for the Middle District of Florida, which is still pending. As of April 10, 2007, SkyWay's common stock (symbol "SWYCQ") was quoted on the Pink Sheets.

      2.   SkyWay has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder in that it has not filed any periodic reports with the Commission since it filed a Form 10-QSB for the period ended January 31, 2005.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of SkyWay's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                     Nancy M. Morris
                     Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.